

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece



BY COURIER 06013915 No/Date : ϝ|Δ1 : 266 |24-5-2006

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL


SEC MAIL PROCESSING
RECEIVED
MAY 3 0 2006
WASH. D.C. 185 SECTION

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement with the results of AGM.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

Enclosure
- An announcement with the results of AGM





PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

RESULTS OF THE 4th ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF "PUBLIC POWER CORPORATION S.A."

"PUBLIC POWER CORPORATION SOCIETE ANONYME" announces that, the fourth Annual General Meeting of the Shareholders, was held on Wednesday, 24 May 2006. Shareholders representing 140.466.376 shares (60,55 % of a total of 232.000.000 shares) discussed and approved the following:

ITEM ONE: Approval of the PPC S.A.'s Financial Statements for the fiscal year from 1.1.2005 to 31.12.2005 and the consolidated Financial Statements of the PPC S.A. Group, prepared in accordance with the International Financial Reporting Standards

ITEM TWO: Approval of distribution of Euro 0.50 per share dividend for the fiscal year from 1.1.2005 to 31.12.2005

ITEM THREE: Release of the members of the Board of Directors and of the certified public accountants from any responsibility for compensation concerning the fiscal year from 1.1.2005 to 31.12.2005 pursuant to article 35 of Codified Law 2190/1920

ITEM FOUR: Ratification of appointment of Members of the Board of Directors

ITEM FIVE: Approval of the remuneration and compensation paid to the Members of the Board of Directors of the Company for the fiscal year from 1.1.2005 to 31.12.2005 and pre-approval of the gross remuneration and compensation for the fiscal year from 1.1.2006 to 31.12.2006

ITEM SIX: Amendment, supplement to, abolition and renumbering of articles 5, 10, 11, 19, 24, 32, 37, 38 and 39 of the Articles of Incorporation and its codification

ITEM SEVEN: Appointment of certified public accountants for the fiscal year from 1.1.2006 to 31.12.2006, pursuant to articles 31 and 32 of the Articles of Incorporation of the Company and approval of the certified public accountants remuneration for the abovementioned fiscal year

Athens, 24-5-2006